EXHIBIT 99.1

Student Transportation Inc. Declares Cash Dividend

Dividend Approved Quarterly Will Continue to be Paid Monthly

WALL, N.J., Sept. 14, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), North America's largest independent provider of student transportation, announced that the Board of Directors has approved a regular monthly cash dividend of US$0.03667 per common share on the dates of November 15, December 15 of 2016 and January 16 of 2017 to shareholders of record at the close of the last business day on each of the months of October through December of 2016. The January payment will be the company's 144th consecutive monthly dividend paid to shareholders of record.

STI designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada. These dividends should be considered "qualified dividends" from a U.S. tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting and the holding period requirement to claim the qualified dividend treatment.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating more than 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

COMPANY CONTACT:
Doug Coupe
Director of Communications & Investor Relations
dcoupe@ridesta.com
843.884.2720